

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 16, 2024

Yehuda Levy
Chief Executive Officer
EzFill Holdings, Inc.
67 NW 183rd St.
Miami, Florida 33169

>   **Re: EzFill Holdings, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed May 8, 2024**
>   **File No. 333-275761**

Dear Yehuda Levy:

      We have reviewed your amended registration statement and have the following comment(s).

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 12, 2023 letter.

Amendment No. 4 to Registration Statement on Form S-1 filed May 8, 2024

Cover Page

1.   We note your disclosure on the prospectus cover page that your "common stock is listed on the Nasdaq Capital Market under the symbol "EZFL." We also note your disclosure on page 13 that the company received a delist determination letter from Nasdaq and that an appeal hearing was held on May 2, 2024. Please revise the cover page to disclose the delist determination letter and include a cross-reference to the applicable risk factor on page 13. To the extent your listing status changes, please revise as applicable. Lastly, if the securities being offered are not listed on a national securities exchange, please disclose the principal United States market where the company has sought and achieved quotation. Refer to Item 501(b)(4) of Regulation S-K.

Prospectus Summary, page 2

2.   We note your revised disclosure that Mr. Farkas "is a significant lender to the Company," as well as your deleted disclosure that Mr. Farkas has "lent sums amounting to $2,934,650 through issuance of 15 promissory notes to Next Charging." Please revise to quantify the total amount outstanding (including accrued interest) that Mr. Farkas and/or NextNRG has loaned to you, including up through the Third April 2024 Note that you discuss on page 53.

    In connection therewith, we note that such notes are due "upon the Company completing a capital raise of at least $3,000,000," and that NextNRG has the right to convert such notes into your common stock upon default. Please revise to address whether you are at risk of default upon consummation of this offering, and to the extent that such notes will convert into your common stock upon default, discuss the resulting dilution risks to investors in this offering. In this regard, while we note your disclosure that you intend to use "approximately $920,000 [of the proceeds] for repayment of debt with an interest rate of 8%," it appears that you will continue to have outstanding convertible debt after such contemplated repayment and that such debt may convert into your common stock, thereby diluting investors.

    Please contact Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeff Cahlon